ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com
[redacted]

August 4, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of (i) a press release disseminated to EDC's shareholders on July 27, 2004 and (ii) an invitation to attend a presentation on EDC operating results and financial condition for the second quarter of 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Fitch Ratings ratifies EDC ratings

Caracas, Venezuela (July 27th, 2004). C.A. La Electricidad de Caracas (EDC) today announces, that Fitch Ratings affirmed its ratings for the foreign currency and local currency debt.

The rating in foreign currency debt is "B -" constrained by the country sovereign risk and for the local currency debt the Company is qualify as "B". Both rankings maintain a Stable Rating Outlook.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 27 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Fitch Ratings ratifica calificación de EDC

Caracas, Venezuela (27 de julio de 2004), C.A. La Electricidad de Caracas (EDC) anunció hoy la ratificación de su calificación para la deuda en moneda extranjera y en moneda local por parte de Fitch Ratings.

La calificación de la deuda en moneda extranjera se mantiene en "B-", de acuerdo a la otorgada a la deuda soberana del país. Sin embargo, la deuda en moneda local es calificada como "B". Ambas categorías demuestran la estabilidad de riesgo de la Empresa.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.

#82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

Second Quarter 2004 Results

The Investor Relations Department of C.A La Electricidad de Caracas is pleased to invite you to the Presentation of the 2Q 2004 Financial and Operating Results.

Date : **Thursday, August 5, 2004**
Hour: **4:00 p.m.**
Place: **Av. Vollmer, San Bernardino Headquarters Building, 18th Floor**



Westinghouse

Speakers:

- Ivar Pettersson
  General Manager (A)
- Juan Dupouy
  Transmission Vice President
- Diego García
  Corporate Treasurer
- Bernerd Da Santos
  Corporate Comtroller

EDC Vice Presidents will be available to answer your questions.

Cocktails will be offered after the presentation.

The parking lot will be at your disposal.

We look forward to seeing you.

Please confirm your attendance by contacting:

✓ **E-mail: www.edcinversionistas.com**
✓ **Phone: 502-2062 / 2570 / 1304**
✓ **Fax: 502-1264**

#82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

Resultados del Segundo Trimestre de 2004

La Dirección de Relaciones con Inversionistas de C.A La Electricidad de Caracas, tiene el agrado de invitarle a la presentación de los resultados financieros y operativos del segundo trimestre del año 2004.

Fecha : **Jueves 5 de Agosto de 2004**
Hora: **4:00 p.m**
Lugar: **Av. Vollmer, Edificio San Bernardino piso-18**



Presentadores:

- Ivar Pettersson
  Gerente General (E)
- Juan Dupouy
  Vicepresidente de Transmisión
- Diego García
  Tesorero Corporativo
- Bernerd Da Santos
  Contralor Corporativo

Contaremos con la presencia de los Vice Presidentes, para aclarar dudas de cada una de las áreas.

Luego de la presentación tendremos un cocktail de cierre.

El estacionamiento del edificio de San Bernardino estará a su plena disposición.

Contamos con su presencia.

Favor confirmar su asistencia:

✓ **Vía e-mail: www.edcinversionistas.com**
✓ **Teléfono: 502-2062 / 2570 / 1304**
✓ **Fax: 502-1264**